# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jasper Therapeutics, Inc., CIK 0001788028
CUSIP: 471871202
Title of class of securities: Voting Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2200 BRIDGE PKWY SUITE #102, REDWOOD CITY, California (CA), 94065
Date of event which requires filing of this statement: 08/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001848809

## Reporting persons
- Velan Capital Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,037,776; sole dispositive power 0; shared dispositive power 3,037,776; aggregate amount beneficially owned 3,037,776 (8.9% of the class)
  Comment: The Reporting Persons (as defined below) initially filed a Schedule 13G with respect to the securities of the Issuer (as defined below) on October 4, 2021. Subsequently, on February 16, 2023, the Reporting Persons' investment intent changed with respect to the securities of the Issuer and the Reporting Persons filed a Schedule 13D on February 27, 2023 in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of August 17, 2026, the Reporting Persons no longer held securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act.
- Velan Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,037,776; sole dispositive power 0; shared dispositive power 3,037,776; aggregate amount beneficially owned 3,037,776 (8.9% of the class)
- Velan Horizon Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 82,008; sole dispositive power 0; shared dispositive power 82,008; aggregate amount beneficially owned 82,008 (0.2% of the class)
- Velan Horizon GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 82,008; sole dispositive power 0; shared dispositive power 82,008; aggregate amount beneficially owned 82,008 (0.2% of the class)
- Avego Healthcare Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 243,563; sole dispositive power 0; shared dispositive power 243,563; aggregate amount beneficially owned 243,563 (0.7% of the class)
- Avego Healthcare Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 243,563; sole dispositive power 0; shared dispositive power 243,563; aggregate amount beneficially owned 243,563 (0.7% of the class)
- Avego Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 243,563; sole dispositive power 0; shared dispositive power 243,563; aggregate amount beneficially owned 243,563 (0.7% of the class)
- Velan Capital Investment Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,363,347; sole dispositive power 0; shared dispositive power 3,363,347; aggregate amount beneficially owned 3,363,347 (9.9% of the class)
- Velan Capital Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,363,347; sole dispositive power 0; shared dispositive power 3,363,347; aggregate amount beneficially owned 3,363,347 (9.9% of the class)
- Morgan Adam: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,363,347; sole dispositive power 0; shared dispositive power 3,363,347; aggregate amount beneficially owned 3,363,347 (9.9% of the class)
- VENKATARAMAN BALAJI: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,363,347; sole dispositive power 0; shared dispositive power 3,363,347; aggregate amount beneficially owned 3,363,347 (9.9% of the class)
- Kapoor Vishal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 35,013; shared voting power 0; sole dispositive power 35,013; shared dispositive power 0; aggregate amount beneficially owned 35,013 (0.1% of the class)

## Item 1. Issuer
Name of issuer: Jasper Therapeutics, Inc.
Address of issuer's principal executive offices: 2200 BRIDGE PKWY SUITE #102, REDWOOD CITY, CALIFORNIA , 94065.

## Item 2. Person Filing
Name of person filing:
(i) Velan Capital Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands ("Velan Master"), with respect to the shares of voting common stock, par value $0.0001 per share, of the Issuer (the "Shares") directly and beneficially owned by it;

(ii) Velan Capital Holdings LLC, a Delaware limited liability company ("Velan GP"), as the general partner of Velan Master;

(iii) Velan Horizon Fund LP, a Delaware limited partnership ("Velan Horizon"), with respect to the Shares directly and beneficially owned by it;

(iv) Velan Horizon GP LLC, a Delaware limited liability company ("Velan Horizon GP"), as the general partner of Velan Horizon;

(v) Avego Healthcare Capital, L.P., a Delaware limited partnership ("Avego Fund"), with respect to the Shares directly and beneficially owned by it;

(vi) Avego Healthcare Capital Holdings, LLC, a Delaware limited liability company ("Avego GP"), as the general partner of Avego Fund;

(vii) Avego Management, LLC, a Delaware limited liability company ("Avego Management"), as the co-investment manager of Avego Fund;

(viii) Velan Capital Investment Management LP, a Delaware limited partnership ("Velan Capital"), as the investment manager of Velan Master and Velan Horizon and co-investment manager of Avego Fund;

(ix) Velan Capital Management LLC, a Delaware limited liability company ("Velan IM GP"), as the general partner of Velan Capital;

(x) Adam Morgan, as the Chief Investment Officer of Velan Capital and a Managing Member of each of Velan GP, Velan Horizon GP and Velan IM GP;

(xi) Balaji Venkataraman, as the Managing Member of each of Avego GP and Avego Management and a Managing Member of each of Velan GP, Velan Horizon GP and Velan IM GP; and

(xii) Vishal Kapoor, with respect to the Shares directly and beneficially owned by him.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal office of Velan Master is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The address of the principal office of each of the other Reporting Persons is 100 North Main Street, Suite 301, Alpharetta, Georgia 30009
Citizenship: Velan Master is organized under the laws of the Cayman Islands. Velan GP, Velan Horizon, Velan Horizon GP, Avego Fund, Avego GP, Avego Management, Velan Capital and Velan IM GP are organized under the laws of the State of Delaware. Messrs. Morgan, Venkataraman and Kapoor are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof:

(i) Velan Master directly beneficially owns 3,037,776 Shares (including 673,000 Shares underlying certain warrants);

(ii) Velan GP, as the general partner of Velan Master, may be deemed to beneficially own the 3,037,776 Shares beneficially owned by Velan Master;

(iii) Velan Horizon directly beneficially owns 82,008 Shares (including 41,152 Shares underlying certain warrants);

(iv) Velan Horizon GP, as the general partner of Velan Horizon, may be deemed to beneficially own the 82,008 Shares beneficially owned by Velan Horizon;

(v) Avego Fund directly beneficially owns 243,563 Shares;

(vi) Avego GP, as the general partner of Avego Fund, may be deemed to beneficially own the 243,563 Shares beneficially owned by Avego Fund;

(vii) Avego Management, as the co-investment manager of Avego Fund, may be deemed to beneficially own the 243,563 Shares beneficially owned by Avego Fund;

(viii) Velan Capital, as the investment manager of each of Velan Master and Velan Horizon and co-investment manager of Avego Fund, may be deemed to beneficially own the 3,363,347 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Avego Fund;

(ix) Velan IM GP, as the general partner of Velan Capital, may be deemed to beneficially own the 3,363,347 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Avego Fund;

(x) Mr. Morgan, as the Chief Investment Officer of Velan Capital and a Managing Member of each of Velan GP, Velan Horizon GP and Velan IM GP, may be deemed to beneficially own the 3,363,347 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Avego Fund;

(xi) Mr. Venkataraman, as the Managing Member of each of Avego GP and Avego Management and a Managing Member of each of Velan GP, Velan Horizon GP and Velan IM GP, may be deemed to beneficially own the 3,363,347 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Avego Fund; and

(xii) Mr. Kapoor directly beneficially owns 35,013 Shares, including 30,638 Shares underlying certain options.

If the warrants owned by Velan Master and Velan Horizon were not subject to a 9.99% beneficial ownership blocker provision, the Reporting Persons would collectively beneficially own an aggregate of 3,918,775 Shares (including 1,234,567 Shares underlying the warrants and 30,638 Shares underlying certain options).

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 33,274,561 Shares outstanding as of August 10, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026, plus the Shares underlying the warrants that may be exercisable by the Reporting Persons, as applicable and subject to a 9.99% beneficial ownership blocker provision, and solely with respect to Mr. Kapoor, the Shares issuable upon the exercise of stock options that were awarded to him by the Issuer.

As of the date hereof, (i) Velan Master beneficially owns approximately 8.9% of the outstanding Shares; (ii) Velan GP may be deemed to beneficially own approximately 8.9% of the outstanding Shares; (iii) Velan Horizon beneficially owns approximately 0.2% of the outstanding Shares; (iv) Velan Horizon GP may be deemed to beneficially own approximately 0.2% of the outstanding Shares; (v) Avego Fund beneficially owns approximately 0.7% of the outstanding Shares; (vi) Avego GP may be deemed to beneficially own approximately 0.7% of the outstanding Shares; (vii) Avego Management may be deemed to beneficially own approximately 0.7% of the outstanding Shares; (viii) Velan Capital may be deemed to beneficially own approximately 9.9% of the outstanding Shares; (ix) Velan IM GP may be deemed to beneficially own approximately 9.9% of the outstanding Shares; (x) Mr. Morgan may be deemed to beneficially own approximately 9.9% of the outstanding Shares; (xi) Mr. Venkataraman may be deemed to beneficially own approximately 9.9% of the outstanding Shares; and (xii) Mr. Kapoor beneficially owns approximately 0.1% of the outstanding Shares. If the warrants owned by Velan Master and Velan Horizon were not subject to a 9.99% beneficial ownership blocker provision, the Reporting Persons would collectively beneficially own an aggregate of approximately 11.3% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Velan Capital Master Fund LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Holdings LLC, its General Partner (08/17/2026)
- Velan Capital Holdings LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (08/17/2026)
- Velan Horizon Fund LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Horizon GP LLC, its General Partner (08/17/2026)
- Velan Horizon GP LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (08/17/2026)
- Avego Healthcare Capital, L.P.: /s/ Balaji Venkataraman, Balaji Venkataraman, Managing Member of Avego Healthcare Capital Holdings, LLC, its General Partner (08/17/2026)
- Avego Healthcare Capital Holdings, LLC: /s/ Balaji Venkataraman, Balaji Venkataraman, Managing Member (08/17/2026)
- Avego Management LLC: /s/ Balaji Venkataraman, Balaji Venkataraman, Managing Member (08/17/2026)
- Velan Capital Investment Management LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Management LLC, its General Partner (08/17/2026)
- Velan Capital Management LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (08/17/2026)
- Morgan Adam: /s/ Adam Morgan, Adam Morgan (08/17/2026)
- VENKATARAMAN BALAJI: /s/ Balaji Venkataraman, Balaji Venkataraman (08/17/2026)
- Kapoor Vishal: /s/ Vishal Kapoor, Vishal Kapoor (08/17/2026)